JBS Consulting, Inc.
48 West Broadway #408N
Salt Lake City, UT 84101

January 28, 1997

Richard N. Beckstrand
5156 Cottonwood Lane
Salt Lake City, UT 84117

Dear Richard:

I am writing to officially accept your offer to sell 150,000 five year options to purchase your CUSA Technologies, Inc. common stock for 92.5 cents per share for $2,000 cash. I understand that the stock which I receive upon exercise may bear a restrictive legend and that, in such case, any subsequent sale of the stock must be pursuant to an exemption from the federal and state laws prohibiting the sale of unregistered securities.

Sincerely,

/s/ Jonathan S. Beckstrand

Jonathan S. Beckstrand

AGREED TO AND ACCEPTED
(as of the date first above written):



/s/ Richard N. Beckstrand
__________________________________
Richard N. Beckstrand